UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Pivotal Investment Corporation III

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

72582M 106
(CUSIP Number)

Pivotal Investment Corporation III

c/o Graubard Miller

405 Lexington Avenue, 44th Floor

New York, New York 10174

(212) 818-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Pivotal Investment Holdings III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,540,000 (1) (2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,540,000 (1) (2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,540,000 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.4% (3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents shares owned directly by Pivotal Investment Holdings III LLC, and indirectly by its two managing members: Ironbound Partners Fund, LLC, an affiliate of Jonathan J. Ledecky, the Issuer’s Chairman; and Pivotal Spac Funding III LLC, an affiliate of MGG Investment Group, LP, whose Chief Executive Officer is Kevin Griffin, the Chief Executive Officer and a director of the Issuer. Each of Ironbound Partners Fund, LLC, Mr. Ledecky, Pivotal Spac Funding III LLC, MGG Investment Group, LP, and Mr. Griffin disclaim beneficial ownership of the securities held by Pivotal Investment Holdings III LLC, except to the extent of his or its pecuniary interest therein.

(2)	Represents 6,540,000 shares of the Issuer’s Class A common stock. Excludes 7,270,000 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(3)	The percent of Class A Common Stock in the table above is calculated on the basis of there being 8,562,043 shares of Class A Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K dated December 29, 2022 (filed with the SEC January 3, 2023).

1.	NAMES OF REPORTING PERSONS Ironbound Partners Fund, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,540,000 (1) (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,540,000 (1) (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,540,000 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.4% (3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents shares owned directly by Pivotal Investment Holdings III LLC, and indirectly by its two managing members: Ironbound Partners Fund, LLC, an affiliate of Jonathan J. Ledecky, the Issuer’s Chairman; and Pivotal Spac Funding III LLC, an affiliate of MGG Investment Group, LP, whose Chief Executive Officer is Kevin Griffin, the Chief Executive Officer and a director of the Issuer. Each of Ironbound Partners Fund, LLC, Mr. Ledecky, Pivotal Spac Funding III LLC, MGG Investment Group, LP, and Mr. Griffin disclaim beneficial ownership of the securities held by Pivotal Investment Holdings III LLC, except to the extent of his or its pecuniary interest therein.

(2)	Represents 6,540,000 shares of the Issuer’s Class A common stock. Excludes 7,270,000 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(3)	The percent of Class A Common Stock in the table above is calculated on the basis of there being 8,562,043 shares of Class A Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K dated December 29, 2022 (filed with the SEC January 3, 2023).

1.	NAMES OF REPORTING PERSONS Pivotal Spac Funding III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,540,000 (1) (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,540,000 (1) (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,540,000 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.4% (3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents shares owned directly by Pivotal Investment Holdings III LLC, and indirectly by its two managing members: Ironbound Partners Fund, LLC, an affiliate of Jonathan J. Ledecky, the Issuer’s Chairman; and Pivotal Spac Funding III LLC, an affiliate of MGG Investment Group, LP, whose Chief Executive Officer is Kevin Griffin, the Chief Executive Officer and a director of the Issuer. Each of Ironbound Partners Fund, LLC, Mr. Ledecky, Pivotal Spac Funding III LLC, MGG Investment Group, LP, and Mr. Griffin disclaim beneficial ownership of the securities held by Pivotal Investment Holdings III LLC, except to the extent of his or its pecuniary interest therein.

(2)	Represents 6,540,000 shares of the Issuer’s Class A common stock. Excludes 7,270,000 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(3)	The percent of Class A Common Stock in the table above is calculated on the basis of there being 8,562,043 shares of Class A Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K dated December 29, 2022 (filed with the SEC January 3, 2023).

1.	NAMES OF REPORTING PERSONS Jonathan J. Ledecky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,540,000 (1) (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,540,000 (1) (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,540,000 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.4% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents shares owned directly by Pivotal Investment Holdings III LLC, and indirectly by its two managing members: Ironbound Partners Fund, LLC, an affiliate of Jonathan J. Ledecky, the Issuer’s Chairman; and Pivotal Spac Funding III LLC, an affiliate of MGG Investment Group, LP, whose Chief Executive Officer is Kevin Griffin, the Chief Executive Officer and a director of the Issuer. Each of Ironbound Partners Fund, LLC, Mr. Ledecky, Pivotal Spac Funding III LLC, MGG Investment Group, LP, and Mr. Griffin disclaim beneficial ownership of the securities held by Pivotal Investment Holdings III LLC, except to the extent of his or its pecuniary interest therein.

(2)	Represents 6,540,000 shares of the Issuer’s Class A common stock. Excludes 7,270,000 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(3)	The percent of Class A Common Stock in the table above is calculated on the basis of there being 8,562,043 shares of Class A Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K dated December 29, 2022 (filed with the SEC January 3, 2023).

1.	NAMES OF REPORTING PERSONS MGG Investment Group, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,540,000 (1) (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,540,000 (1) (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,540,000 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.4% (3)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Represents shares owned directly by Pivotal Investment Holdings III LLC, and indirectly by its two managing members: Ironbound Partners Fund, LLC, an affiliate of Jonathan J. Ledecky, the Issuer’s Chairman; and Pivotal Spac Funding III LLC, an affiliate of MGG Investment Group, LP, whose Chief Executive Officer is Kevin Griffin, the Chief Executive Officer and a director of the Issuer. Each of Ironbound Partners Fund, LLC, Mr. Ledecky, Pivotal Spac Funding III LLC, MGG Investment Group, LP, and Mr. Griffin disclaim beneficial ownership of the securities held by Pivotal Investment Holdings III LLC, except to the extent of his or its pecuniary interest therein.

(2)	Represents 6,540,000 shares of the Issuer’s Class A common stock. Excludes 7,270,000 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(3)	The percent of Class A Common Stock in the table above is calculated on the basis of there being 8,562,043 shares of Class A Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K dated December 29, 2022 (filed with the SEC January 3, 2023).

1.	NAMES OF REPORTING PERSONS Kevin Griffin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,540,000 (1) (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,540,000 (1) (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,540,000 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.4% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents shares owned directly by Pivotal Investment Holdings III LLC, and indirectly by its two managing members: Ironbound Partners Fund, LLC, an affiliate of Jonathan J. Ledecky, the Issuer’s Chairman; and Pivotal Spac Funding III LLC, an affiliate of MGG Investment Group, LP, whose Chief Executive Officer is Kevin Griffin, the Chief Executive Officer and a director of the Issuer. Each of Ironbound Partners Fund, LLC, Mr. Ledecky, Pivotal Spac Funding III LLC, MGG Investment Group, LP, and Mr. Griffin disclaim beneficial ownership of the securities held by Pivotal Investment Holdings III LLC, except to the extent of his or its pecuniary interest therein.

(2)	Represents 6,540,000 shares of the Issuer’s Class A common stock. Excludes 7,270,000 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(3)	The percent of Class A Common Stock in the table above is calculated on the basis of there being 8,562,043 shares of Class A Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K dated December 29, 2022 (filed with the SEC January 3, 2023).

SCHEDULE 13D

This Schedule 13D filed on behalf of (i) Pivotal Investment Holdings III LLC, a Delaware limited liability company (“Sponsor”); each of the Sponsor’s two managing members, (ii) Ironbound Partners Fund, LLC (“Ironbound”), a Delaware limited liability company and an affiliate of Jonathan J. Ledecky, the Issuer’s Chairman, and (iii) Pivotal Spac Funding III LLC (“PSF” and collectively with Ironbound the “Managing Members”), a Delaware limited liability company and an affiliate of MGG Investment Group, LP (“MGG”), a Delaware limited partnership whose Chief Executive Officer is Kevin Griffin, the Chief Executive Officer and a director of the Issuer; (iv) MGG; (v) Mr. Ledecky; and (vi) Mr. Griffin ((i) through (vi) collectively, the “Reporting Persons”) with respect to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Pivotal Investment Corporation III (the “Issuer”).

Item 1.	Security and Issuer

Security:	Class A Common Stock

Issuer:	Pivotal Investment Corporation III

c/o Graubard Miller

405 Lexington Avenue, 44th Floor

New York, New York 10174

Item 2.	Identity and Background

(a)	This statement is filed by:

(i)	Sponsor, the holder of record of 76.4% of the issued and outstanding shares of Class A Common Stock;

(ii)	Ironbound, a Managing Member of Sponsor and an affiliate of Mr. Ledecky;

(iii)	PSF, a Managing Member of Sponsor and an affiliate of MGG, whose Chief Executive Officer is Mr. Griffin;

(iv)	Mr. Ledecky, Chairman of the Issuer and an affiliate of Ironbound;

(v)	MGG, whose Chief Executive Officer is Mr. Griffin; and

(vi)	Mr. Griffin, Chief Executive Officer and a director of the Issuer and the Chief Executive Officer of MGG which is an affiliate of PSF.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal office of each of the Reporting Persons is c/o Pivotal Investment Corporation III, c/o Graubard Miller, 405 Lexington Avenue, 44th Floor, New York, New York 10174.

(c)	Sponsor’s principal business has been to act as the Issuer’s sponsor in connection with its initial public offering (the “IPO”) and search for an initial business combination target. Ironbound is a private investment management fund. PSF’s principal business is as managing member of Sponsor. Mr. Ledecky’s principal occupation is as co-owner of the National Hockey League’s New York Islanders franchise. Mr. Ledecky has also served as Chairman of Ironbound since March 1999 and as Chairman of the Issuer since the Issuer’s incorporation in October 2020. MGG’s is a private investment management fund. Mr. Griffin’s principal occupation is as Chief Executive Officer and Chief Investment Officer of MGG. Mr. Griffin has also served as director and Chief Executive Officer of the Issuer since the Issuer’s incorporation in October 2020.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Sponsor and each of the Managing Members is a separate Delaware limited liability company. MGG is a Delaware limited partnership. Each of Mr. Ledecky and Mr. Griffin is an American citizen.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4.	Purpose of the Transaction

In October 2020, the Sponsor purchased 5,750,000 shares of Issuer Class B common stock (“Class B Common Stock”, such 5,750,000 shares the “Founder Shares”) for an aggregate price of $25,000. Sponsor subsequently transferred an aggregate of 360,000 Founder Shares to the Issuer’s independent directors and chief financial officer (collectively with the Sponsor, the “Initial Stockholders”), in each case at the same per-share purchase price paid by Sponsor. The Sponsor agreed to forfeit up to 750,000 Founder Shares to the extent that the underwriters’ over-allotment option in the IPO was not exercised in full, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the IPO. In February 2021, the Issuer effectuated a stock dividend of 0.2 shares of Class B common stock for each outstanding share of Class B common stock, resulting in there being an 6,900,000 Founder Shares outstanding, held by the Initial Stockholders. On February 11, 2021, the IPO was consummated the underwriters fully exercised the over-allotment option, to purchase an additional 3,600,000 units (the “Over-Allotment Units”), each unit consisting of one share of Class A Common Stock and one-fifth of one Issuer redeemable warrant (a “Warrant”), each whole Warrant exercisable as of 30 days after the completion of an initial business combination by the Issuer to purchase one whole share of Class A Common Stock at a price of $11.50 per share. As a result of the full exercise of the over-allotment option, the 750,000 Founder Shares were no longer subject to forfeiture.

In a private placement (the “Private Placement”) that occurred simultaneously with the consummation of the IPO, Sponsor purchased an aggregate of 7,270,000 Warrants (“Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant, generating total proceeds of $7,270,000. A portion of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the IPO deposited in the Issuer’s SPAC trust account (the “Trust Account”). If Issuer does not complete a business combination within the period (the “Combination Period”) allowed by Issuer’s amended and restated certificate of incorporation, the Private Placement Warrants will expire worthless. The Private Placement Warrants are non-redeemable for cash and exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees.

Pursuant to the Letter Agreements (as defined below) described in Item 6 of this Schedule 13D, which information is incorporated herein by reference, each of Sponsor and Messrs. Ledecky and Griffin, among others, has agreed not to transfer or sell (subject to certain limited exceptions) (1) the Founder Shares until the earlier of  (A) one year after the completion of Issuer’s initial business combination or (B) subsequent to Issuer’s initial business combination, (x) if the reported closing price of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading-day period commencing at least 150 days after Issuer’s initial business combination, or (y) the date on which Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property, or (2) the Private Placement Warrants and the Class A Common Stock underlying such Warrants, until 30 days after the completion of Issuer’s initial business combination.

The shares of Class B Common Stock would automatically convert into shares of Class A Common Stock at the closing of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like. On December 30, 2022, Sponsor elected to convert its 6,540,000 shares of Class B Common Stock into an aggregate of 6,540,000 shares of Class A Common Stock pursuant to the terms of the Class B Common Stock.

The source of funds for the acquisitions described above was the working capital of the Sponsor. The securities owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may acquire additional securities of the Issuer, and, subject to the agreements described below in Item 6, retain or sell all or a portion of the securities then held in the open market or in privately negotiated transactions. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake with respect to securities of the issuer may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

As directors and/or officers of the Issuer, each of Mr. Ledecky and Mr. Griffin may be involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s board of directors.

Other than as described above and in Item 6 of this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Sponsor

(a)	Sponsor beneficially owns 6,540,000 shares of Class A Common Stock (not including 7,270,000 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days). Such number of shares represents an aggregate of 76.4% of the class of securities, based on there being 8,562,043 shares of Class A Common Stock outstanding as reported by the Issuer in its Current Report on Form 8-K dated December 29, 2022 (filed with the SEC January 3, 2023).

(b)	The number of shares of Class A Common Stock as to which the Sponsor has:

(i)	Sole power to vote or direct the vote: 6,540,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 6,540,000

(iv)	Shared power to dispose or direct the disposition: 0

(c)	Except as described in Item 6, during the past 60 days, Sponsor has not effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Ironbound

(a)	Ironbound beneficially owns 6,540,000 shares of Class A Common Stock (not including 7,270,000 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days). Such number of shares represents an aggregate of 76.4% of the class of securities, based on 8,562,043 shares of Class A Common Stock outstanding as reported by the Issuer in its Current Report on Form 8-K dated December 29, 2022 (filed with the SEC January 3, 2023).

(b)	The number of shares of Class A Common Stock as to which Ironbound has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 6,540,000

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 6,540,000

(c)	Except as described in Item 6, during the past 60 days, Ironbound has not effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

PSF

(a)	PSF beneficially owns 6,540,000 shares of Class A Common Stock (not including 7,270,000 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days). Such number of shares represents an aggregate of 76.4% of the class of securities, based on 8,562,043 shares of Class A Common Stock outstanding as reported by the Issuer in its Current Report on Form 8-K dated December 29, 2022 (filed with the SEC January 3, 2023).

(b)	The number of shares of Class A Common Stock as to which PSF has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 6,540,000

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 6,540,000

(c)	Except as described in Item 6, during the past 60 days, PSF has not effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Mr. Ledecky

(a)	Mr. Ledecky beneficially owns 6,540,000 shares of Class A Common Stock (not including 7,270,000 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days). Such number of shares represents an aggregate of 76.4% of the class of securities, based on 8,562,043 shares of Class A Common Stock outstanding as reported by the Issuer in its Current Report on Form 8-K dated December 29, 2022 (filed with the SEC January 3, 2023).

(b)	The number of shares of Class A Common Stock as to which Mr. Ledecky has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 6,540,000

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 6,540,000

(c)	Except as described in Item 6, during the past 60 days, Mr. Ledecky has not effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

MGG

(a)	MGG beneficially owns 6,540,000 shares of Class A Common Stock (not including 7,270,000 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days). Such number of shares represents an aggregate of 76.4% of the class of securities, based on 8,562,043 shares of Class A Common Stock outstanding as reported by the Issuer in its Current Report on Form 8-K dated December 29, 2022 (filed with the SEC January 3, 2023).

(b)	The number of shares of Class A Common Stock as to which MGG has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 6,540,000

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 6,540,000

(c)	Except as described in Item 6, during the past 60 days, MGG has not effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Mr. Griffin

(a)	Mr. Griffin beneficially owns 6,540,000 shares of Class A Common Stock (not including 7,270,000 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days). Such number of shares represents an aggregate of 76.4% of the class of securities, based on 8,562,043 shares of Class A Common Stock outstanding as reported by the Issuer in its Current Report on Form 8-K dated December 29, 2022 (filed with the SEC January 3, 2023).

(b)	The number of shares of Class A Common Stock as to which Mr. Griffin has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 6,540,000

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 6,540,000

(c)	Except as described in Item 6, during the past 60 days, Mr. Griffin has not effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Class B Common Stock

In October 2020, the Sponsor purchased 5,750,000 Founder Shares of Class B Common Stock for an aggregate price of $25,000. Sponsor subsequently transferred an aggregate of 360,000 Founder Shares to each of the other Initial Stockholders, in each case at the same per-share purchase price paid by Sponsor. The Sponsor agreed to forfeit up to 750,000 Founder Shares to the extent that the underwriters’ over-allotment option in the IPO was not exercised in full, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the IPO. In February 2021, the Issuer effectuated a stock dividend of 0.2 shares of Class B common stock for each outstanding share of Class B common stock, resulting in there being an 6,900,000 Founder Shares outstanding, held by the Initial Stockholders. On February 11, 2021, the IPO was consummated the underwriters fully exercised the over-allotment option, to purchase an additional 3,600,000 Over-Allotment Units, each Over-Allotment Unit consisting of one share of Class A Common Stock and one-fifth of one Warrant, each whole Warrant exercisable as of 30 days after the completion of an initial business combination by the Issuer to purchase one whole share of Class A Common Stock at a price of $11.50 per share. As a result of the full exercise of the over-allotment option, the 750,000 Founder Shares were no longer subject to forfeiture.

On December 30, 2022, the Sponsor elected to convert all 6,540,000 shares of Class B Common Stock owned by them into an aggregate of 6,540,000 shares of Class A Common Stock pursuant to the terms of the Class B Common Stock.

Insider Letter Agreements

In connection with the IPO, Sponsor and each member of Issuer’s board of directors and each of its executive officers (including Mr. Ledecky and Mr. Griffin as directors and/or executive officers of Issuer) entered into letter agreements (collectively, the “Letter Agreements”), pursuant to which they agreed to (i) waive their redemption rights with respect to their Founder Shares and any shares Class A Common Stock sold in the IPO (“Public Shares”) owned by them in connection with the completion of Issuer’s initial business combination; (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a stockholder vote to approve an amendment to the amended and restated certificate of incorporation to modify the substance or timing of Issuer’s obligation to redeem 100% of the Public Shares if the Company does not complete a business combination within the Combination Period, or to provide for redemption in connection with a business combination, (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete a business combination within the Combination Period, although they will be entitled to redemption or liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Issuer fails to complete a business combination within the Combination Period, and (iv) vote any Founder Shares held by them and any Public Shares purchased after the IPO (including in open market and privately-negotiated transactions) in favor of any proposed business combination for which Issuer seeks stockholder approval. They have also agreed by the Letter Agreements not to transfer or sell (subject to certain limited exceptions) (1) the Founder Shares until the earlier of  (A) one year after the completion of Issuer’s initial business combination or (B) subsequent to Issuer’s initial business combination, (x) if the reported closing price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading-day period commencing at least 150 days after Issuer’s initial business combination, or (y) the date on which Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property, or (2) the Private Placement Warrants and the Class A common stock underlying such Warrants, until 30 days after the completion of Issuer’s initial business combination.

The foregoing description of the Letter Agreements is qualified in its entirety by reference to the full text of such agreements, copies of the form of which are filed as Exhibit 2 (for Sponsor’s Letter Agreement) and Exhibit 3 (for the directors’ and officers’ Letter Agreement as entered into by Mr. Ledecky and Mr. Griffin among others).

Private Warrants

On February 11, 2021, Sponsor purchased an aggregate of 7,270,000 Private Placement Warrants for an aggregate purchase price of approximately $7,270,000 in the Private Placement that occurred simultaneously with the closing of the IPO. A portion of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the IPO deposited in the Trust Account. If Issuer does not complete a business combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants are non-redeemable for cash and exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees.

Each Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share, subject to adjustment as described herein. The Warrants will become exercisable 30 days after the completion of Issuer’s initial business combination. In addition, if (x) Issuer issues additional shares of Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at an issue price or effective issue price of less than $9.20 per share of Class A Common Stock (with such issue price or effective issue price to be determined in good faith by Issuer’s board of directors and, in the case of any such issuance to the Initial Stockholders or their affiliates, without taking into account any founder shares held by the Initial Stockholders or their affiliates, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of Issuer’s initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the volume weighted average trading price of Issuer’s common stock during the 20 trading day period starting on the trading day prior to the day on which it consummates its initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Once the Warrants become exercisable, Issuer may redeem the outstanding Warrants (except as described herein with respect to the Private Placement Warrants) in whole and not in part, at a price of $0.01 per Warrant, upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”), if, and only if, the reported closing price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the Warrants become exercisable and ending on the third trading day prior to the date on which Issuer sends the notice of redemption to holders of the Warrants.

Additionally, commencing ninety days after the Warrants become exercisable, the Company may redeem the outstanding Warrants:

●	in whole and not in part;

●	at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares of Class A common stock to be determined by reference to an agreed table based on the redemption date and the “fair market value” of the Company’s Class A common stock;

●	if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the Warrant holders;

●	if, and only if, the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above; and

●	if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock (or a security other than the Class A common stock into which the Class A common stock has been converted or exchanged for in the event the Company is not the surviving company in the initial business combination) issuable upon exercise of the Warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The “fair market value” of the Class A common stock for this purpose shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 4 hereto.

Registration Rights Agreement

On February 8, 2021, the holders of the Founder Shares (and any shares of Class A common stock issuable upon conversion of the Founder Shares), Private Warrants (and any shares of Class A common stock issuable upon the exercise of the Private Warrants), and warrants (and any shares of Class A common stock issuable upon exercise of such warrants) that may be issued upon conversion of working capital loans entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which they have registration rights to require the Issuer to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of the majority of these securities are entitled to make up to two demands, excluding short form demands, that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 5 hereto.

Indemnification Agreement

In connection with its IPO, Issuer entered into an indemnification agreement (“Indemnification Agreement”) with each of its executive officers and directors (including Mr. Ledecky and Mr. Griffin), pursuant to which the Issuer agreed to indemnify and advance certain expenses such persons, to the fullest extent permitted by applicable law, if such persons are or are threatened to be made a party to certain proceedings by reason of their service to the Issuer.

The foregoing description of the Indemnification Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 6 hereto.

Non-Redemption Agreements

On December 22, 23, 27, 28, and 29, 2022, Sponsor entered into agreements (“Non-Redemption Agreements”) with several unaffiliated third parties in exchange for them agreeing not to redeem certain of the shares of common stock of the Issuer held by them at a meeting called by the Issuer to extend the time the Issuer had to consummate an initial business combination. Pursuant to the Non-Redemption Agreements, the Sponsor has agreed to transfer to such third parties an aggregate of 409,051 shares of common stock held by it immediately prior to the consummation of a business combination.

The foregoing description of the Non-Redemption Agreements is qualified in its entirety by reference to the full text of such agreements, a copy of which is filed as Exhibit 7 hereto.

Other Transactions between the Issuer and Reporting Persons

On February 22, 2021, the Issuer entered into an agreement with a family member of Mr. Griffin for services related to a potential initial business combination. The agreement specified that the consultant would provide the Issuer with advice on due diligence, deal structuring, documentation and obtaining stockholder approval for a cost of $9,917 per month, or $119,000 in total, if an initial business combination was closed at any time prior to February 22, 2022. For the period ended December 31, 2021, the Company incurred and paid approximately $72,600 in fees related to these services. Effective September 30, 2021, this agreement was terminated.

Item 7.	Material to be Filed as Exhibits

Exhibit 1*	Joint Filing Agreement, dated as of January 10, 2023, by and between Sponsor, Ironbound, PSF, MGG, Mr. Ledecky, and Mr. Griffin.
Exhibit 2	Form of Letter Agreement by and between the Issuer and Sponsor (incorporated by reference to Exhibit 10.1.2 to the Issuer’s Registration Statement on Form S-1/A, File No. 333-252063, filed on January 25, 2021).
Exhibit 3	Form of Letter Agreement by and between the Issuer and each of its officers and directors (incorporated by reference to Exhibit 10.1.1 to the Issuer’s Registration Statement on Form S-1/A, File No. 333-252063, filed on January 25, 2021).
Exhibit 4	Form of Subscription Agreement for Private Warrants, dated as of February 11, 2021, by and between the Issuer and Sponsor (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1/A, File No. 333-252063, filed on January 25, 2021).
Exhibit 5	Registration Rights Agreement, dated as of February 8, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, File No. 001-40019, filed on February 11, 2021).
Exhibit 6	Form of Indemnification Agreement, dated as of February 8, 2021, between the Issuer and each of its officers and directors (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, File No. 001-40019, filed on February 11, 2021).
Exhibit 7	Form of Non-Redemption Agreement, dated as of December 22, 23, 27, 28 and 29, 2022, between Sponsor and certain public stockholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, File No. 001-40019, filed on December 23, 2022)

*	Filed herewith.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pivotal Investment Holdings III LLC

Dated: January 10, 2023	By:	/s/ Jonathan J. Ledecky
	Name:	Jonathan J. Ledecky
	Title:	Managing Member of Managing Member Ironbound Partners Fund, LLC

Ironbound Partners Fund, LLC

Dated: January 10, 2023	By:	/s/ Jonathan J. Ledecky
	Name:	Jonathan J. Ledecky
	Title:	Managing Member

Pivotal Spac Funding III LLC

Dated: January 10, 2023	By:	/s/ Kevin Griffin
	Name:	Kevin Griffin
	Title:	Chief Executive Officer of Managing Member MGG Investment Group, LP

MGG Investment Group, LP

Dated: January 10, 2023	By:	/s/ Kevin Griffin
	Name:	Kevin Griffin
	Title:	Chief Executive Officer

Dated: January 10, 2023	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky

Dated: January 10, 2023	/s/ Kevin Griffin
Kevin Griffin